Exhibit 99.1

PRESS RELEASE Brussels, 26 February 2015 – 1 / 24

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market

Anheuser-Busch InBev reports Fourth Quarter and Full Year 2014 Results

HIGHLIGHTS

Except where otherwise stated, the comments below are based on organic figures and refer to 4Q14 and FY14 versus the same period of last year. For important notes and disclaimers please refer to page 19

•	Revenue growth: Revenue grew by 5.9% in FY14 and by 7.6% in 4Q14, with revenue per hl growth of 5.3% in FY14 and 7.6% in 4Q14. On a constant geographic basis, revenue per hl grew by 5.7% in FY14 and by 7.4% in 4Q14

•	Volume performance: Total volumes grew by 0.6% in FY14, with own beer volumes growing by 0.5% and non-beer volumes growing by 1.3%. Total volumes were flat in 4Q14, with own beer volumes growing by 0.2%, while non-beer volumes declined by 1.8%

•	Focus Brands: Volumes of our Focus Brands grew by 2.2% in FY14 and by 1.3% in 4Q14. Our global brands grew by 5.4% in FY14, led by Budweiser which grew by 5.9%, and Corona which grew by 5.8%. Our global brands grew by 4.7% in 4Q14

•	Cost of Sales: Cost of Sales (CoS) increased by 2.9% in FY14 and by 6.6% in 4Q14. CoS per hl increased by 3.9% in FY14 and by 7.5% in 4Q14, on a constant geographic basis. The increase in CoS per hl in 4Q14 was driven primarily by higher depreciation and packaging costs in Brazil, as well as additional bottle costs in Mexico related to higher than expected demand for Corona globally

•	EBITDA: EBITDA grew by 6.6% in FY14 to 18 542 million USD, with a margin improvement of 25 bps to 39.4% driven by a strong revenue performance, and despite higher sales and marketing investments to build our brands for the long term. In 4Q14, EBITDA grew by 5.6% to 5 066 million USD with a margin contraction of 81 bps to 42.2%

•	Net finance costs: Net finance costs (excl. non-recurring net finance results) were 1 828 million USD in FY14, compared to 2 486 million USD in FY13. This decrease was driven by lower interest expense, currency gains, and a positive mark to market adjustment of 711 million USD in FY14, linked to the hedging of our share-based payment programs, compared to 456 million USD in FY13

•	Income taxes: Income tax expense was 2 499 million USD in FY14, with a normalized effective tax rate (ETR) of 18.8%, compared to an income tax expense of 2 016 million USD in FY13 with a normalized ETR of 16.6%

•	Profit: Normalized profit attributable to equity holders of AB InBev increased in nominal terms by 11.7% to 8 865 million USD in FY14 from 7 936 million USD in FY13. Normalized profit attributable to equity holders of AB InBev increased in nominal terms to 2 520 million USD in 4Q14 from 2 374 million USD in 4Q13

•	Earnings per share (EPS): Normalized EPS increased by 10.6% to 5.43 USD in FY14 from 4.91 USD in FY13. Normalized EPS increased to 1.54 USD in 4Q14 from 1.46 USD in 4Q13

•	Dividend: The AB InBev Board proposes a final dividend of 2.00 EUR per share (2.27 USD based on the FX rate as at 25 February 2015), subject to shareholder approval at the AGM on 29 April 2015. When combined with the interim dividend of 1.00 EUR per share (1.25 USD) paid in November 2014, the total dividend for the fiscal year 2014 would be 3.00 EUR per share (3.52 USD). This represents an increase of 46% in EUR and 26% in USD, when compared to fiscal year 2013. If approved, the shares will trade ex-coupon as of 4 May 2015 and dividends will be payable as from 6 May 2015. The record date will be 5 May 2015

•	Share Buyback Program: The Board has approved a share buyback program for an amount of one billion US dollars, which will be conducted during the course of this year. Our current intention is to use the shares acquired to fulfil our various share delivery commitments under the stock ownership plan. The program will be executed under the powers granted at the General Meeting of Shareholders on 30 April 2014

•	2014 Full Year Financial Report is available on our website at www.ab-inbev.com

PRESS RELEASE Brussels, 26 February 2015 – 2 / 24

Figure 1. Consolidated performance (million USD)	FY13 Reported	FY13 Reference Base	FY14	Organic growth
Total Volumes (thousand hls)	425 939	445 786	458 801	0.6%
AB InBev own beer	377 177	397 024	407 995	0.5%
Non-beer volumes	46 739	46 740	47 341	1.3%
Third party products	2 023	2 022	3 465	2.0%
Revenue	43 195	45 483	47 063	5.9%
Gross profit	25 601	26 928	28 307	7.9%
Gross margin	59.3%	59.2%	60.1%	113 bp
Normalized EBITDA	17 188	17 943	18 542	6.6%
Normalized EBITDA margin	39.8%	39.4%	39.4%	25 bp
Normalized EBIT	14 203	14 800	15 308	6.7%
Normalized EBIT margin	32.9%	32.5%	32.5%	25 bp
Profit attributable to equity holders of AB InBev	14 394		9 216
Normalized profit attributable to equity holders of AB	7 936		8 865
Earnings per share (USD)	8.90		5.64
Normalized earnings per share (USD)	4.91		5.43

Figure 1. Consolidated performance (million USD)	4Q13 Reported	4Q13 Reference Base	4Q14	Organic growth
Total Volumes (thousand hls)	110 442	110 442	113 155	—
AB InBev own beer	96 139	96 140	98 636	0.2%
Non-beer volumes	13 809	13 809	13 567	-1.8%
Third party products	494	493	952	3.6%
Revenue	11 711	11 696	12 018	7.6%
Gross profit	7 229	7 221	7 382	8.2%
Gross margin	61.7%	61.7%	61.4%	34 bp
Normalized EBITDA	5 199	5 194	5 066	5.6%
Normalized EBITDA margin	44.4%	44.4%	42.2%	-81 bp
Normalized EBIT	4 365	4 361	4 232	5.9%
Normalized EBIT margin	37.3%	37.3%	35.2%	-60 bp
Profit attributable to equity holders of AB InBev	2 519		2 527
Normalized profit attributable to equity holders of AB	2 374		2 520
Earnings per share (USD)	1.54		1.54
Normalized earnings per share (USD)	1.46		1.54

	FY13 Reference base	Scope	Organic growth	FY14	Organic growth
Figure 2. Volumes (thousand hls)					Total Volume	Own beer volume
North America	122 116	642	-1 608	121 150	-1.3%	-1.4%
Mexico	38 185	—	615	38 800	1.6%	1.6%
Latin America—North	120 427	39	4 952	125 418	4.1%	4.7%
Latin America—South	36 918	—	-91	36 826	-0.2%	0.0%
Europe	47 030	60	-2 812	44 278	-6.0%	-6.1%
Asia Pacific	65 787	15 602	1 140	82 529	1.7%	1.7%
Global Export and Holding Companies	15 323	-5 821	297	9 800	3.1%	3.2%
AB InBev Worldwide	445 786	10 522	2 494	458 801	0.6%	0.5%

	4Q13 Reference base	Scope	Organic growth	4Q14	Organic growth
					Total Volume	Own beer volume
North America	28 148	146	52	28 345	0.2%	0.1%
Mexico	9 733	—	112	9 846	1.2%	1.2%
Latin America—North	35 773	17	454	36 245	1.3%	2.1%
Latin America—South	11 378	—	-331	11 047	-2.9%	-2.7%
Europe	10 551	19	-438	10 131	-4.2%	-4.2%
Asia Pacific	11 244	4 075	148	15 468	1.3%	1.3%
Global Export and Holding Companies	3 615	-1 499	-43	2 073	-2.0%	-2.0%
AB InBev Worldwide	110 442	2 758	-45	113 155	—	0.2%

PRESS RELEASE Brussels, 26 February 2015 – 3 / 24

MANAGEMENT COMMENTS

Building a Company that Will Stand the Test of Time

2014 was another year of solid financial performance with strong commercial results in most of our top markets and further expansion of our global brands. But at AB InBev we have never measured success solely by our quarterly or even our annual results. We are driven by our passion to create a company that can stand the test of time and create value for our shareholders, not only for the next 10 or 20 years but for the next 100 years. Our mindset is truly long term.

In the first 10 years since the combination of Interbrew and Ambev we have built a solid foundation. We have created the world’s leading brewer, through organic growth as well as industry-changing combinations, including with Anheuser-Busch in 2008 and Grupo Modelo in 2013. We have also built the world’s leading beer brands, with strong consumer preference and growth potential, and driven net revenue per hectoliter ahead of inflation through sound revenue management practices and premiumization of our portfolio. This has resulted in strong growth in margins, cash flow and total shareholder returns.

Yet our culture is one of never being completely satisfied with our results, and we are always looking to do better. We are operating in a rapidly shifting environment where volatility and uncertainty are here to stay, and where consumer trends and habits are changing at an ever accelerating pace. We must therefore be nimble and quick to anticipate new tastes, demands and behaviors, by nurturing a start-up mentality despite being a top five consumer goods company. We must promote out-of-the-box thinking to bring consumers what they truly want today, tomorrow and in the future.

In this new and evolving consumer environment, speed is of the essence and we must act with a far greater sense of urgency than ever. We cannot be complacent and need to avoid acting as the incumbent. Instead we must be dynamic, flexible and take measured risks. Above all we need to remember how we became successful in the first place, by being the insurgent, by acting boldly, quickly and thinking outside the box.

With this mindset and looking forward to the next stage of our journey, we have evolved our Dream, and aim to build the Best Beer Company Bringing People Together For a Better World.

We asked ourselves and our stakeholders a number of questions. What is it that AB InBev really does? What do we stand for? How can we make a real impact, a real difference in the world in which we all live and work?

In asking these questions, it became clear that what we are really all about is bringing people together. We have a unique opportunity and ability to bring people together, through sports, music and culture, to enjoy great beers and share memorable experiences through our portfolio of well-loved brands, our global reach, and our dedication to making a difference in our communities. We also bring together our colleagues around the world in a shared effort to deliver on our Dream.

Translating Our Dream into Action

Consumers today have more information and choices than ever before, with their behaviors, preferences and tastes constantly evolving. Realizing this is the new normal, we have to ensure that our brands remain relevant and become part of consumers’ everyday lives. To address these challenges, we have defined a clear game plan and are activating it throughout our organization.

We are using deep consumer insights with the goal of winning a bigger share of the total alcohol beverage space, rather than focusing on beer occasions only. To remain successful in the future, we must win the hearts and minds of consumers who are of legal drinking age and above. Our brands need to connect with them to become their first choice. We must also lead growth in the premium segment, which will force us to keep raising the bar. We see a major opportunity for our global and international portfolio in this area.

Global research into the potential consumers of our products and their preferences has helped us to identify several Growth Driven Platforms (GDPs). These GDPs represent distinct occasions and opportunities for our brands, for example, savoring food, relaxing and enjoying a great night out or at home with friends. The insights gained will be used to drive our sales and marketing efforts and our innovation agenda.

PRESS RELEASE Brussels, 26 February 2015 – 4 / 24

Bringing People Together through the Strongest, Most Versatile Portfolio in the Industry

We have a strong foundation. We believe we have the strongest portfolio of brands in the industry, with 16 brands each generating over one billion USD in retail sales per year, and more in the making through successful innovations such as the Ritas. Our three global brands, Budweiser, Corona and Stella Artois, are very complementary and give us opportunities to connect with a broad range of consumers across multiple occasions and geographies. We are excited by the growth potential of all three brands. Corona, in particular, has the ability and consumer license to play in more than traditional beer occasions.

Our global brands, coupled with our international brands, Beck’s, Leffe and Hoegaarden, make up a strong international premium portfolio that gives us options in terms of entry into new markets.

Our portfolio is rounded out by our local champions, such as Bud Light in the U.S., Harbin in China, Skol in Brazil, Jupiler in Belgium and Quilmes in Argentina. These leading brands, focused on local markets, are the core of our business.

Driving Digital Connections

Gone are the days when beer brands could be built through traditional media only. Today’s consumers expect brands to engage with them in a more differentiated and personal style than ever before. Millennials in particular are searching for experiences and involvement in the development of brands, and digital is playing a major role.

Millennials now spend more time on social media than on any other information channel, which is why we are increasingly allocating our marketing resources to digital activation, with a positive impact on both brand health and market share. Our ambition is to be the top consumer goods company in digital connections, and with millions of followers of our brands on social media who interact with our engaging content, we are well on our way.

The groundbreaking Bud Light “Up For Whatever” campaign is a great example of innovative digital activation at its most effective. The campaign positioned Bud Light as The Perfect Beer For Whatever Happens – from a ping pong match against Arnold Schwarzenegger to electric football with legendary American football coach Jimmy Johnson. The high point of the digital activation during summer 2014 was a contest in which Bud Light fans were invited to submit their own “Up For Whatever” videos. Almost 2 million consumers viewed digital content related to the campaign and we received over 204 000 video auditions, from which we chose 1 000 winners to celebrate with a Bud Light weekend in Crested Butte, Colorado – renamed Whatever, USA for the occasion. Thanks to this widely hailed campaign, we believe Bud Light gained share in the premium light category in the U.S. during the year.

We can cite many other examples showing how our brands are engaging with consumers via digital means – from the Stella Artois video of Rufus the Wimbledon hawk, to the live stream of Budweiser’s Made in America music festival, to the “Friends Are Waiting” video that highlighted the importance of making a plan to get home safely after a night out.

Winning the Digital 2014 FIFA World Cup™

The 2014 FIFA World Cup™ held in Brazil gave us a marvelous opportunity to bring people together, and to showcase many of our brands. It proved to be our best World Cup execution to date, with digital activations playing a key role. Budweiser was the official beer of the tournament and 14 of our local champion brands, with links to soccer, also leveraged our sponsorship to drive engagement with consumers in their local markets.

Our sponsorship gave our entire team an opportunity to raise its game, with exciting and innovative 360° activations across many of our markets. The theme “Rise as One” was imprinted on special Budweiser bottles and our people lived up to that promise by delivering a great consumer experience and connecting

PRESS RELEASE Brussels, 26 February 2015 – 5 / 24

our brands with millions of fans. Whether consumers were celebrating at the Budweiser Hotel on Copacabana Beach, voting for the Man of the Match on social media, cheering on their national team, or participating in one of our many local programs, we estimate that our Budweiser activations alone generated over 34 billion consumer impressions leading up to and during the tournament.

We invested heavily behind these campaigns. The insights we gained, and the brand equity we built, will be invaluable in helping to drive future top-line growth well beyond the 2014 FIFA World Cup™.

Leading through Innovation

Innovation will continue to play an important role in building our brands, meeting evolving consumer needs and creating new consumption occasions in the future. Innovations need to be bold and, as a result, we are not afraid to fail and learn from our efforts. Failure is part and parcel of our journey, building our ability to ultimately deliver game changing innovations.

The Bud Light Lime Ritas family in the U.S., for example, has created a whole new category of alcohol beverages. The Ritas appeal to consumers who may not necessarily select beer as their first choice of alcohol beverage, particularly women, and we expect this will allow us to capture “share of throat” from the hard liquor, cocktail and ready-to-drink categories. The concept is scalable, and there will be introductions in other markets where relevant.

Key beverage innovations in 2014 included Cubanisto, a premium rum-flavored beer, launched in the U.K., France and Belgium; MixxTail in Argentina, a malt beverage cocktail; and Skol Beats Senses in Brazil, a flavored, higher ABV line extension from Skol that can be mixed with ice. All three innovations were designed to complement the nighttime occasion. We also created Budweiser Brewmaster Reserve in China, a limited edition brew, capped with a distinctive champagne-style cork, for the growing super-premium channel. And there is more to come. Oculto, a new tequila-flavored beer, as well as MixxTail, for example, are both planned to hit the U.S. market early in 2015.

Innovation is more than new products. It also includes packaging. In 2014, for example, we introduced two major new packages in the U.S., a new 16oz. re-closeable aluminum bottle, initially focused on Bud Light, and the first ever 25oz. can. Both packages are exceeding our expectations, and have now been extended to some of our other U.S. brands.

Bringing People Together For a Better World

Tapping into our ability to bring people together on a global scale to work for a Better World, is an essential part of our Dream.

In a major new initiative launched in 2014, we are founding members of Together for Safer Roads (TSR), a coalition of 10 leading global companies across industries that are committed to working collaboratively to help improve road safety. Traffic crashes, which are currently the eighth leading cause of death worldwide and the primary cause of death among 15-29 year olds, are projected to move to the fifth leading cause by 2030. To stop this progression and, ultimately, help save lives, TSR members have come together with a focus on safer roads, vehicles and systems; improved driver safety education; and the application of data and best practices.

We also continued our successful activations across our Better World pillars, bringing together our colleagues, as well as customers, partners, industry peers, public officials, non-governmental organizations and other stakeholders to make a positive impact.

Promoting Responsible Drinking. Four years ago, we were the first alcohol beverage company to set aggressive Responsible Drinking goals, including encouraging parents to talk with their children about underage drinking, promoting the use of designated drivers, and widely distributing ID-checking materials. We are proud to have achieved all of our goals on schedule by the end of 2014. In particular, we want to acknowledge our team’s efforts to provide training on responsible alcohol beverage sales to more than 1 million bartenders, waiters, store clerks, and others who sell and serve alcohol beverages in our markets around the world.

PRESS RELEASE Brussels, 26 February 2015 – 6 / 24

Preserving the Environment. Having met or exceeded our original Environmental Goals, we committed ourselves in 2013 to a set of even more ambitious goals to be achieved by the end of 2017. These goals include further reductions in water usage, greenhouse gas emissions, energy consumption and packaging materials, as well as watershed protection efforts near key facilities and water-risk reduction initiatives in key barley growing regions. For the first time, we have also set a goal to reduce carbon emissions in logistics operations by using alternative fuels, smart driving tools, more efficient trucks, and by collaborating with our supply chain partners.

Making a Difference in Our Communities. We have continued to contribute to the well-being of our communities around the world. Our initiatives included providing emergency drinking water to areas hard hit by disasters, supporting education through a range of programs such as building Hope Schools in China, and active volunteer efforts involving more than 61 000 of our colleagues globally.

Our Culture Drives Our Performance

Dream-People-Culture is the platform on which we have and will continue to build our company.

We are inspired by our ambitious Dream to be the Best Beer Company Bringing People Together For a Better World. To deliver on our Dream, we depend on a talented and highly motivated team of people, underpinned by a culture based on the principles of ownership, meritocracy and informality.

We thank our consumers and customers for their continued loyalty, our people for their commitment and dedication, and our shareholders for the confidence they have placed in us. We look forward to delivering on our commitments – and striving to achieve our Dream.

2015 COMMERCIAL PRIORITIES

Our major commercial priorities in our top markets in 2015 reflect our Growth Driven Platforms (GDPs), and are as follows:

In the United States:

•	Invest behind our brands. Continue to drive the relevance of Bud Light and Budweiser. Continue to grow the share of Michelob Ultra. Drive share growth in the Mexican import segment by expanding Montejo’s geographic distribution and packaging options

•	Grow share of high end beer. Complete the roll-out of the high end business unit. Execute our portfolio strategy of international premium brands and regional and national craft brands, with a focus on Stella Artois, Shock Top and Goose Island

•	Gain share of throat through near beer innovations. Continue to grow the Ritas family with a new flavor and additional package options. Grow our share of cider, and launch Oculto and MixxTail to capture flavored beer and cocktail occasions

In Mexico:

•	Grow the beer category. Expand per capita consumption through a strong portfolio of Focus Brands, including the Corona and Modelo families, Bud Light and Victoria, and the creation of new consumption occasions

•	Grow high end volumes and share. Continue to develop our portfolio of domestic and international premium brands, and roll-out the Ritas to capture near beer opportunities

•	Enhance the shopping experience. Enhance packaging options and in store merchandising standards. Continue with the roll-out of the Modelorama modernization and service improvement program.

In Brazil:

•	Enhance our mainstream brands. Grow consumer preference for Skol, Brahma and Antarctica. Continue to address affordability through our revenue management best practices and packaging strategies

PRESS RELEASE Brussels, 26 February 2015 – 7 / 24

•	Accelerate the growth of premium. Continue to elevate the perception of the beer category. Maintain our top position in the segment with our international premium brands Budweiser, Stella Artois and Corona, and our domestic portfolio led by Bohemia and Original. Lead in the high end near beer segment through innovation in both product and packaging

•	Capture geographic opportunities. Execute specific plans in targeted areas where we see volume and market share opportunities.

In China:

•	Invest in winning brands. Continue to grow Budweiser, Harbin and our super premium portfolio of brands through selected channels. Drive innovation in product and packaging to further enhance the consumer experience and drive per capita consumption

•	Drive strong consumer connections. Leverage our global brands, properties and digital best practices to drive consumer connections and build aspiration for beer

•	Build scale and capability. Maximize performance in our regional strongholds, and fully integrate acquired businesses and green field developments. Continue to implement sales and marketing best practices, drive operational efficiencies and maintain a strong people pipeline.

2015 OUTLOOK

(i)	Volume and Revenue:

•	In the US: We expect industry volumes to continue to improve in FY15. We expect our own sales-to-wholesalers (STWs) to decline by mid-single digits in the first quarter due to a difficult comparable following the build-up of wholesaler inventories in 1Q14 ahead of union negotiations. We expect STWs and STRs to converge on a full year basis

•	In Mexico: We expect beer industry volumes to continue to grow in FY15, driven by a stronger economy and our own commercial initiatives

•	In Brazil: We expect our net revenues in Brazil to grow by mid to high single digits, helped by continuing growth in premium

•	In China: We expect beer industry volumes to return to growth in FY15. We expect our revenue per hl to continue to be driven by favorable brand mix

•	Total AB InBev: We expect revenue per hl to grow organically in line with inflation, on a constant geographic basis, as a result of our revenue management initiatives and continued improvements in mix

(ii)	Cost of Sales per hl: We expect CoS per hl to increase organically by low single digits, on a constant geographic basis, driven by mix and unfavorable foreign exchange transactional impact (primarily BRL/USD), partly offset by favorable global commodity prices, procurement savings and efficiency gains

(iii)	Distribution expenses per hl: We expect distribution expenses per hl to increase organically by mid-single digits, driven by higher distribution expenses in Brazil, the US and Mexico

(iv)	Sales and Marketing investments: We expect sales and marketing investments to grow by mid to high single digits as we continue to invest behind our brands and global platforms for the long term

(v)	Net Finance Costs: We expect the average coupon on net debt to be in the range of 3.5% to 4.0% in FY15. Net pension interest expense and accretion expenses are expected to be approximately 35 and 80 million USD per quarter, respectively. Other financial results will continue to be impacted by the potential gains and losses related to the hedging of our share-based payment programs

(vi)	Effective Tax Rate: We expect the normalized ETR in FY15 to be between 22% and 24%. We expect the normalized ETR to be in the range of 22% to 25% in the period 2016-2018, and in the range of 25% to 27% thereafter

(vii)	Net Capital Expenditure: We expect net capital expenditure of approximately 4.3 billion USD in FY15, driven by investments in our consumer and commercial initiatives, and capacity expansion

(viii)	Debt: Our optimal capital structure remains a net debt to EBITDA ratio of around 2x. Approximately one third of AB InBev’s gross debt is denominated in currencies other than the US dollar, principally the Euro.

PRESS RELEASE Brussels, 26 February 2015 – 8 / 24

BUSINESS REVIEW

United States

Key performance indicators

	FY13		Organic
Figure 3. United States (million USD)	Reference Base	FY14	growth
Total volumes (thousand hls)	113 048	111 691	-1.4%
Revenue	14 054	14 118	0.3%
Normalized EBITDA	5 885	6 029	-1.4%
Normalized EBITDA margin	41.9%	42.7%	-72	bp

	4Q13		Organic
	Reference Base	4Q14	growth
Total volumes (thousand hls)	25 981	26 078	0.2%
Revenue	3 249	3 331	2.2%
Normalized EBITDA	1 342	1 352	0.7%
Normalized EBITDA margin	41.3%	40.6%	-63	bp

In the United States, we estimate industry STRs were down 0.6% in FY14, an improvement compared to an estimated decline of 1.8% in FY13, and flat in 4Q14. Our own STRs were down 1.7% in FY14, and down 1.4% in 4Q14. Our STWs declined by 1.5% in FY14 and were flat in 4Q14. We estimate market share was down approximately 50 bps in FY14, largely due to Budweiser, and by 60 bps in 4Q14.

The Bud Light brand ended the year with good momentum, gaining share of premium light in FY14 according to our estimates. Bud Light STRs were down approximately 1.6% in FY14, and down only 1.1% in 4Q14, leading to a loss in total estimated market share of 20 bps in both the quarter and the full year. This performance was driven by the new “Up For Whatever” campaign which was launched at the start of the year and which continued throughout the summer, as well as our new 25oz can and 16oz aluminum bottle packages. The Ritas family also performed well, delivering a total market share gain of 10 bps in FY14, based on our estimates.

The total estimated market share of Budweiser was down approximately 30 bps in both FY14 and 4Q14. We remain committed to stabilizing the market share of Budweiser and have strong music, food pairings and holiday programs in place for FY15.

Michelob Ultra and our high end brands continue to deliver strong share growth, with an estimated gain in total market share of 40 bps in both FY14 and 4Q14. Montejo, our authentic Mexican brand, is also performing well. Distribution was extended to Nevada, Colorado and Florida during February 2015, and we are working to make Montejo available in five additional states during 2Q15.

Our Value brands had a strong year, driven by our 25oz can, gaining share of Value and holding share of total market based on our estimates.

US beer only revenue per hl grew by 1.7% in FY14 and by 2.1% in the quarter. As previously reported, we faced a more favorable package mix comparable in 4Q14 as we cycled the launch of the new 25oz can.

US EBITDA declined by 1.4% in FY14 to 6 029 million USD. EBITDA margin contracted by 72 bps to 42.7%, as a result of increased investment behind the long term growth of our brands, and higher distribution expenses due to increased freight rates. US EBITDA was up 0.7% in the quarter, with margin contraction of 63 bps.

PRESS RELEASE Brussels, 26 February 2015 – 9 / 24

Mexico

Key performance indicators

	FY13		Organic
Figure 4. Mexico (million USD)	Reference Base	FY14	growth
Total volumes (thousand hls)	38 185	38 800	1.6%
Revenue	4 669	4 619	5.7%
Normalized EBITDA	1 940	2 186	21.3%
Normalized EBITDA margin	41.5%	47.3%	608	bp

	4Q13		Organic
	Reference Base	4Q14	growth
Total volumes (thousand hls)	9 733	9 846	1.2%
Revenue	1 183	1 148	7.6%
Normalized EBITDA	571	556	9.7%
Normalized EBITDA margin	48.2%	48.4%	94	bp

We estimate Mexican beer industry volumes grew by 2.6% in FY14, driven primarily by a stronger economy, with our own volumes up by 1.6% in FY14 and 1.2% in the quarter. We estimate that we lost some share during the year, driven by regional mix. Industry growth was weaker in the Central Region, where we have a high market share, while growth was much stronger in the North, where we have a lower, but growing market share, based on our estimates.

Our Focus Brands grew by 5.6% in FY14. The Corona brand family continued to perform well, growing by 6.5% in the year, despite supply shortages during the first half of the year. We are also very pleased with the performance of Bud Light, with volumes almost doubling compared to FY13. Victoria volumes were also up over 10% in FY14, helped by a new campaign launched during the second half of the year. The renovation of the Modelorama chain is continuing, with the new store image providing improved consumer appeal and visibility for the Corona brand, and driving volume growth.

Beer revenue per hl grew by 3.7% in FY14 and by 6.0% in 4Q14, reflecting our revenue management initiatives, and brand mix driven by the strong performance of Bud Light.

Total cost synergies delivered to date amount to approximately 730 million USD, including synergies from best practices implemented by the management of Grupo Modelo prior to the closing of the combination, as well as a limited amount of synergies generated and reported outside of the Mexico zone, principally in the global export business. We remain committed to delivering 1 billion USD in cost synergies by the end of 2016, with the vast majority expected to come by the end of 2015. In addition, by the end of 2014 we had over-delivered against our commitment of 500 million USD of working capital savings.

Mexico EBITDA grew by 21.3% to 2 186 million USD in FY14, with an EBITDA margin enhancement of 608 bps to 47.3%. The increase in EBITDA was driven by the strong revenue performance, partly offset by additional bottle costs related to higher than expected demand for Corona globally. Mexico EBITDA grew by 9.7% in 4Q14, with EBITDA margin increasing to 48.4%.

PRESS RELEASE Brussels, 26 February 2015 – 10 / 24

Brazil

Key performance indicators

Figure 5. Brazil (million USD)	FY13 Reference Base	FY14	Organic growth
Total volumes (thousand hls)	113 148	117 509	3.9%
Beer volumes	82 974	86 904	4.7%
Non- beer volumes	30 174	30 605	1.4%
Revenue	10 216	10 381	10.6%
Normalized EBITDA	5 600	5 435	5.7%
Normalized EBITDA margin	54.8%	52.4%	-246	bp

	4Q13 Reference Base	4Q14	Organic growth
Total volumes (thousand hls)	33 666	33 873	0.6%
Beer volumes	24 646	25 009	1.5%
Non- beer volumes	9 020	8 864	-1.7%
Revenue	3 183	3 172	10.4%
Normalized EBITDA	2 056	1 961	5.2%
Normalized EBITDA margin	64.6%	61.8%	-304	bp

Brazil beer industry volumes increased by 4.3% in FY14, benefiting from a strong summer and the FIFA World Cup, and were up 0.7% in 4Q14, based on our estimates. Our total volumes grew by 3.9% in FY14, with beer volumes up 4.7% and soft drinks volumes up 1.4%. Our total volumes increased by 0.6% in the quarter, with our beer volumes up 1.5% and our soft drinks volumes down 1.7%.

We delivered another strong market share performance in FY14. We estimate that our year-over-year market share for FY14 was up 30 bps to 68.2%, and up 50 bps in the quarter to 68.0%. Our premium brands continue to outperform the rest of the portfolio, with growth of almost 20% in FY14 and 18% in 4Q14, due to a strong performance by Budweiser, which grew over 40% in both FY14 and 4Q14. We estimate that premium now represents almost 8% of total industry volumes in Brazil, and continues to grow.

Brazil beer revenue per hl increased by 6.2% in FY14 and by 9.8% in 4Q14, due to our revenue management initiatives, an increase in own distribution, premium brand mix, and package mix. The consumer environment in Brazil continues to be challenging, and our pack price, returnable package and innovation strategies remain major business priorities.

Brazil EBITDA grew by 5.7% in FY14 to 5 435 million USD, with a margin decline of 246 bps to 52.4%, driven by a strong volume and top line performance, partially offset by an increase in sales and marketing investments to support our FIFA World Cup activations. The increase in distribution expenses, was mainly due to an expansion in own distribution, which is more than offset by the increase in net revenues, and the growth of our premium brands. Brazil EBITDA grew by 5.2% in 4Q14, with an EBITDA margin contraction of 304 bps. EBITDA in 4Q14 was impacted by a difficult comparable in other operating income following the reporting of a one-time gain of 143 million USD in 4Q13 related to the recovery of restricted funds.

PRESS RELEASE Brussels, 26 February 2015 – 11 / 24

China

Key performance indicators

Figure 6. China (million USD)	FY13 Reference Base	FY14	Organic growth
Total volumes (thousand hls)	65 523	71 412	1.6%
Revenue	3 334	3 873	11.6%
Normalized EBITDA	552	716	29.0%
Normalized EBITDA margin	16.6%	18.5%	257	bp

	4Q13 Reference Base	4Q14	Organic growth
Total volumes (thousand hls)	11 186	12 310	1.2%
Revenue	631	746	13.9%
Normalized EBITDA	52	2	-82.4%
Normalized EBITDA margin	8.3%	0.3%	-706	bp

We estimated that industry volumes in China declined by approximately 4% in FY14, while our own volumes increased by 1.6% in the same period, and by 1.2% in 4Q14. Our Focus Brands of Budweiser, Harbin and Sedrin, which represent nearly 73% of our portfolio, grew by 7.8% in FY14, and by 7.0% in the quarter. We estimate that on an organic basis, we gained approximately 90 bps of market share in FY14, reaching 15.9%. We estimate market share reached 16.8% in FY14 when including our recent acquisitions.

Budweiser continues to perform very well, growing by double digits in FY14. To further support Budweiser’s leading position as an iconic premium brand, we have added the aluminum bottle and Budweiser Brewmaster Reserve, a super-premium line extension, to the portfolio.

Revenue per hl grew by 9.9% in FY14 and by 12.6% in 4Q14, driven primarily by improved brand mix, with consumers trading up to our core plus and premium priced brands, specifically Budweiser and Harbin Ice.

China EBITDA grew by 29.0% to 716 million USD in FY14, with EBITDA margin increasing by 257 bps to 18.5%. This result was driven by strong top-line growth and good cost management, partly offset by higher cost of sales and distribution expenses related to brand mix. EBITDA was flat in 4Q14, being impacted by the timing of events as part of our increased sales and marketing investments in FY14, as well as the timing of the receipt of incentives.

Highlights from our other top markets

Industry volumes in Argentina in 4Q14 were impacted by a weak consumer environment and adverse weather. Our own beer volumes were down 5.9% in the quarter, driven mainly by industry performance. Our own volumes in FY14 ended down 1.7%, with some market share loss, based on our estimates, due to competitive pressure. At the end of 2014 we launched Quilmes MixxTail Mojito, a high end product designed to gain share of throat. This new brand has been very well received by consumers.

Own beer volumes in Belgium were essentially flat in both FY14 and 4Q14, benefitting from a strong FIFA World Cup activation in the first half of the year, and market share gains in the off-premise channel in 4Q14. We estimate that our market share remained stable in FY14.

In Canada, our beer volumes were down 0.7% in FY14, but up 0.4% in 4Q14, on the back of a good industry performance in the quarter. We estimate that we grew market share in FY14 in Canada. Our focus brands continue to lead the way, with estimated market share growth achieved by Budweiser, Bud Light, Corona and Stella Artois in FY14.

PRESS RELEASE Brussels, 26 February 2015 – 12 / 24

In Germany, own beer volumes declined by 3.4% in FY14 and by 3.5% in 4Q14. Market share for our Focus Brands of Beck’s and Franziskaner was flat in FY14 in the off trade channel, despite high promotional pressure in the market.

In South Korea, beer volumes were down 6.4% in 4Q14, mainly due to a weak industry, and some estimated share loss. New campaigns have been implemented for both Cass and OB to help drive volumes in 2015. The acquisition of South Korea will continue to be reported as a scope change until the end of 1Q15.

The United Kingdom had a very strong year, despite an estimated decline in industry volumes. Volumes of our own products were up 1.5% in FY14 and up 2.1% in 4Q14 as a result of continued good performances by our Focus Brands, leading to estimated market share gains in the Off-premise. We took over distribution of the Corona brand with effect from the beginning of 2015.

CONSOLIDATED INCOME STATEMENT

Figure 7. Consolidated income statement (million USD)	FY13 Reported	FY13 Reference Base	FY14	Organic growth
Revenue	43 195	45 483	47 063	5.9%
Cost of sales	-17 594	-18 555	-18 756	-2.9%
Gross profit	25 601	26 928	28 307	7.9%
Distribution expenses	-4 061	-4 286	-4 558	-9.1%
Sales and marketing expenses	-5 958	-6 338	-7 036	-11.0%
Administrative expenses	-2 539	-2 766	-2 791	-2.1%
Other operating income/(expenses)	1 160	1 262	1 386	1.1%
Normalized profit from operations (normalized EBIT)	14 203	14 800	15 308	6.7%
Non-recurring items above EBIT	6 240		-197
Net finance income/(cost)	-2 486		-1 828
Non-recurring net finance income/(cost)	283		509
Share of results of associates	294		9
Income tax expense	-2 016		-2 499
Profit	16 518		11 302
Profit attributable to non- controlling interest	2 124		2 086
Profit attributable to equity holders of AB InBev	14 394		9 216
Normalized EBITDA	17 188	17 943	18 542	6.6%
Normalized profit attributable to equity holders of AB InBev	7 936		8 865

	4Q13 Reported	4Q13 Reference Base	4Q14	Organic growth
Revenue	11 711	11 696	12 018	7.6%
Cost of sales	-4 482	-4 475	-4 636	-6.6%
Gross profit	7 229	7 221	7 382	8.2%
Distribution expenses	-1 047	-1 045	-1 134	-12.7%
Sales and marketing expenses	-1 477	-1 476	-1 621	-10.8%
Administrative expenses	-802	-800	-781	-0.8%
Other operating income/(expenses)	462	462	386	-7.9%
Normalized profit from operations (normalized EBIT)	4 365	4 361	4 232	5.9%
Non-recurring items above EBIT	-13		-157
Net finance income/(cost)	-669		-214
Non-recurring net finance income/(cost)	132		168
Share of results of associates	6		-4
Income tax expense	-468		-749
Profit	3 353		3 276
Profit attributable to non- controlling interest	834		749
Profit attributable to equity holders of AB InBev	2 519		2 527
Normalized EBITDA	5 199	5 194	5 066	5.6%
Normalized profit attributable to equity holders of AB InBev	2 374		2 520

PRESS RELEASE Brussels, 26 February 2015 – 13 / 24

Revenue

Revenue grew by 5.9% in FY14, with revenue per hl growth of 5.3%, driven by revenue management initiatives and brand mix improvements from our premiumization strategies. On a constant geographic basis, revenue per hl grew by 5.7%. In 4Q14, revenue and revenue per hl both grew by 7.6%, with revenue per hl growing by 7.4% on a constant geographic basis.

Cost of Sales (CoS)

Total CoS increased by 2.9% in FY14, and by 2.4% on a per hl basis. This performance was driven primarily by higher depreciation and packaging costs in Brazil, as well as additional bottle costs in Mexico related to higher than expected demand for Corona globally, partly mitigated by procurement savings and efficiency gains. On a constant geographic basis, CoS per hl increased by 3.9%. In 4Q14, CoS increased by 6.6%, with a CoS per hl increase of 6.6%, or 7.5% on a constant geographic basis.

Distribution expenses

Distribution expenses grew by 9.1% in FY14 and by 8.5% on a per hl basis, mainly driven by increases in freight rates in the US, increased own distribution in Brazil, which is more than offset by the increase in net revenues, growth of our premium brands in Brazil, and increased expenses in Mexico. In Latin America South, distribution expenses per hl increased significantly due to higher fuel costs and wage increases for unionized workers. Distribution expenses and distribution expenses per hl both increased by 12.7% in 4Q14.

Sales and marketing investments

Sales and marketing investments increased by 11.0% in FY14, with increased support for our brands, innovations and sales activations in most Zones. The increased investments include our FIFA World Cup activations in 1H14, particularly in Latin America North and South, Mexico and Europe, as well as investments behind proven trade marketing programs and the new Bud Light summer campaign in the United States. Sales and Marketing investments increased by 10.8% in 4Q14.

Administrative expenses

Administrative expenses increased by 2.1% in FY14, and by 0.8% in 4Q14.

Other operating income

Other operating income grew by 1.1% in FY14. Other operating income decreased by 7.9% in 4Q14 due to a difficult comparable in Brazil following the reporting of a one-time gain of 143 million USD in 4Q13 related to the recovery of restricted funds, and the timing of the receipt of incentives in China.

Non-recurring items above EBIT

Figure 8. Non-recurring items above EBIT (million USD)	FY13	FY14	4Q13	4Q14
Restructuring (including impairment losses)	-118	-277	—	-197
Fair value adjustments	6 410	—	—	—
Acquisition costs related to business combinations	-82	-77	-4	-6
Business and asset disposal (including impairment losses)	30	157	-9	46

Impact on profit from operations	6 240	-197	-13	-157

Normalized profit from operations excludes non-recurring items of -197 million USD in FY14. This compares to 6 240 million USD in FY13 which reflected the fair value adjustment on the initial investment held in Grupo Modelo, reported in the income statement in line with IFRS accounting standards. In 4Q14 non-recurring items were -157 million USD.

PRESS RELEASE Brussels, 26 February 2015 – 14 / 24

Net finance income / (cost)

Figure 9. Net finance income/(cost) (million USD)	FY13	FY14	4Q13	4Q14
Net interest expense	-1 719	-1 634	-389	-374
Net interest on net defined benefit liabilities	-156	-124	-40	-29
Accretion expenses	-360	-364	-124	-127
Other financial results	-251	294	-116	316

Net finance income/(cost)	-2 486	-1 828	-669	-214

Net finance cost (excluding non-recurring net finance results) was 1 828 million USD in FY14 compared to 2 486 million USD in FY13. This decrease was driven by lower interest expense, currency gains reported in other financial results, and a positive mark-to-market adjustment of 711 million USD in FY14, linked to the hedging of our share-based payment programs, compared to 456 million USD in FY13.

Net finance cost was 214 million USD in 4Q14 compared to 669 million USD in 4Q13. The decrease in 4Q14 was due to currency gains reported in other financial results, while 4Q13 included a negative currency result. Other financial results in 4Q14 also includes a mark-to-market gain of 275 million USD linked to the hedging of our share-based payment programs, compared to a gain of 158 million USD in 4Q13.

The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices, are shown in figure 10 below.

Figure 10. Share-based payment hedge	FY13	FY14	4Q13	4Q14
Share price at the start of the period (Euro)	65.74	77.26	73.58	88.12
Share price at the end of the period (Euro)	77.26	93.86	77.26	93.86
Number of equity instruments (millions)	28.3	33.7	28.3	33.7

Non-recurring net finance income / (cost)

Figure 11. Non-recurring net finance income/(cost) (million USD)	FY13	FY14	4Q13	4Q14
Mark-to-market adjustment	384	509	133	168
Other	-101	—	-1	—

Non-recurring net finance income/(cost)	283	509	132	168

Non-recurring net finance results were 509 million USD in FY14 and 168 million USD in 4Q14 resulting from the mark-to-market impact of derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo. These compare to a reported mark-to-market gain of 384 million USD in FY13 and 133 million USD in 4Q13. The deferred share instrument was hedged at an average price of approximately 68 Euro per share. The number of shares covered by the hedging of the deferred share instrument, and the opening and closing share prices, are shown in figure 12.

Figure 12. Deferred share instrument hedge	FY13	FY14	4Q13	4Q14
Share price at the start of the period (Euro)	65.74	77.26	73.58	88.12
Share price of additional hedges acquired during the period (Euro)	69.47	—	—	—
Share price at the end of the period (Euro)	77.26	93.86	77.26	93.86
Number of equity instruments at the start of the period (millions)	9.5	23.1	23.0	23.1
Number of equity instruments at the end of the period (millions)	23.1	23.1	23.1	23.1

Income tax expense

Figure 13. Income tax expense (million USD)	FY13	FY14	4Q13	4Q14
Tax expense	2 016	2 499	468	749
Effective tax rate	11.1%	18.1%	12.3%	18.6%
Normalized effective tax rate	16.6%	18.8%	13.3%	18.5%

PRESS RELEASE Brussels, 26 February 2015 – 15 / 24

Income tax expense in FY14 was 2 499 million USD with a normalized effective tax rate (ETR) of 18.8%, compared to an income tax expense of 2 016 million USD in FY13 and a normalized ETR of 16.6%. This increase in the normalized ETR is mainly due to changes in country profit mix, including the impact resulting from the combinations with Grupo Modelo and Oriental Brewery (OB).

Income tax expense in 4Q14 was 749 million USD with a normalized ETR of 18.5%, compared to an income tax expense of 468 million USD in 4Q13 and a normalized ETR of 13.3%. The normalized ETR in 4Q13 was positively impacted by the timing of the payment of interest on own capital in Brazil.

Share of results of associates

FY14 included a share of results of associates of 9 million USD compared to 294 million USD in FY13. In the first five months of 2013, the share of results of associates reflected AB InBev’s equity investment in Grupo Modelo. Since the combination between Grupo Modelo and AB InBev at the start of June 2013, the results of Grupo Modelo are being fully consolidated.

Profit attributable to non-controlling interest

Profit attributable to non-controlling interest decreased from 2 124 million USD in FY13 to 2 086 million USD in FY14, with an improved operating performance in Ambev being offset by currency translation effects. Profit attributable to non-controlling interest decreased from 834 million USD in 4Q13 to 749 million USD in 4Q14.

Normalized Profit and Profit

Figure 14. Normalized Profit attribution to equity holders of AB InBev (million USD)	FY13	FY14	4Q13	4Q14
Profit attributable to equity holders of AB InBev	14 394	9 216	2 519	2 527
Non-recurring items, after taxes, attributable to equity holders of AB InBev	-6 175	158	-13	161
Non-recurring finance (income)/cost, after taxes, attributable to equity holders of AB InBev	-283	-509	-132	-168

Normalized profit attributable to equity holders of AB InBev	7 936	8 865	2 374	2 520

Normalized profit attributable to equity holders of AB InBev increased by 11.7% to 8 865 million USD in FY14 from 7 936 million USD in FY13, mainly due to improved operating performance, as well as the combinations with Grupo Modelo and Oriental Brewery (OB). Normalized profit attributable to equity holders of AB InBev increased to 2 520 million USD in 4Q14 from 2 374 million USD in 4Q13.

Profit attributable to equity holders of AB InBev decreased to 9 216 million USD in FY14 from 14 394 million USD in FY13, reflecting the non-recurring fair value adjustment on the initial investment held in Grupo Modelo, reported in FY13. Profit attributable to equity holders of AB InBev increased to 2 527 million USD in 4Q14, from 2 519 million USD in 4Q13.

Normalized EPS

Normalized earnings per share (EPS) increased by 10.6% to 5.43 USD in FY14 from 4.91 USD in FY13, and to 1.54 USD in 4Q14 from 1.46 USD in 4Q13.

Figure 15. Earnings per share (USD)	FY13	FY14	4Q13	4Q14
Basic earnings per share	8.90	5.64	1.54	1.54
Non-recurring items, after taxes, attributable to equity holder of AB InBev, per share	-3.82	0.10	—	0.10
Non-recurring finance (income)/cost, after taxes, attributable to equity holders of AB InBev, per share	-0.17	-0.31	-0.08	-0.10

Normalized earnings per share	4.91	5.43	1.46	1.54

PRESS RELEASE Brussels, 26 February 2015 – 16 / 24

Reconciliation between profit attributable to equity holders and normalized EBITDA

Figure 16. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)	FY13 Reported	FY14	4Q13 Reported	4Q14
Profit attributable to equity holders of AB InBev	14 394	9 216	2 519	2 527
Non-controlling interests	2 124	2 086	834	749
Profit	16 518	11 302	3 353	3 276
Income tax expense	2 016	2 499	468	749
Share of result of associates	-294	-9	-6	4
Net finance (income)/cost	2 486	1 828	669	214
Non-recurring net finance (income)/cost	-283	-509	-132	-168
Non-recurring items above EBIT (incl. non-recurring impairment)	-6 240	197	13	157
Normalized EBIT	14 203	15 308	4 365	4 232
Depreciation, amortization and impairment	2 985	3 234	834	834
Normalized EBITDA	17 188	18 542	5 199	5 066

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance. Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) net finance cost; (v) non-recurring net finance cost; (vi) non-recurring items above EBIT (including non-recurring impairment); and (vii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

PRESS RELEASE Brussels, 26 February 2015 – 17 / 24

FINANCIAL POSITION

Figure 17. Cash Flow Statement (million USD)	FY13	FY14
Operating activities
Profit	16 518	11 302
Revaluation of initial stake in Grupo Modelo	-6 415	—
Interest, taxes and non- cash items included in profit	7 135	7 029

Cash flow from operating activities before changes in working capital and use of provisions	17 238	18 331

Change in working capital	866	815
Pension contributions and use of provisions	-653	-458
Interest and taxes (paid)/received	-4 193	-4 574
Dividends received	606	30

Cash flow from operating activities	13 864	14 144

Investing activities
Net capex	-3 612	-4 122
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	-17 397	-6 700
Proceeds from the sale of/(investments in) short- term debt securities	6 707	-187
Proceeds from the sale of assets held for sale	4 002	-65
Other	19	-78

Cash flow from investing activities	-10 281	-11 152

Financing activities
Dividends paid	-6 253	-7 400
Net (payments on)/proceeds from borrowings	4 458	3 223
Net proceeds from the issue of share capital	73	83
Cash received for deferred shares instrument	1 500	—
Other (including net finance cost other than interest)	563	239

Cash flow from financing activities	341	-3 855

Net increase/(decrease) in cash and cash equivalents	3 924	-863

FY14 recorded a decrease in cash and cash equivalents of 863 million USD compared to an increase of 3 924 million USD in FY13, with the following movements:

•	Cash flow from operating activities reached 14 144 million USD in FY14 compared to 13 864 million USD in FY13, mainly explained by the higher profit following the combination with Grupo Modelo, as well as strong working capital management. These increases were partly offset by an increase in interest and taxes paid, and a reduction in dividends received due to the consolidation of the results of Grupo Modelo following the combination in June 2013.

•	Cash flow from investing activities was a cash outflow of 11 152 million USD in FY14 compared to an outflow of 10 281 million USD in FY13. The evolution of the cash used in investment activities in FY14 mainly reflects the acquisition of OB. In FY13, the cash outflow from investing activities includes the combination with Grupo Modelo, offset by the proceeds from the sale of the Piedras Negras brewery to Constellation Brands and the perpetual rights to the Grupo Modelo brands distributed in the US by Crown Imports.

PRESS RELEASE Brussels, 26 February 2015 – 18 / 24

•	Cash flow from financing activities amounted to a cash outflow of 3 855 million USD in 2014, as compared to a cash inflow of 341 million USD in 2013. The cash flow from financing activities in FY14 reflects the funding of the acquisition of OB and higher dividend paid. In FY13, cash inflow from financing activities reflects the funding of the combination with Grupo Modelo and the cash proceeds from the deferred share instruments issued in a transaction related to the combination with Grupo Modelo.

AB InBev’s net debt as of 31 December 2014 was 42.1 billion USD, an increase from 38.8 billion USD as of 31 December 2013. The increase in the net debt position was mainly due to the funding of the combination with OB.

Net debt to normalized EBITDA for the 12 month period ending 31 December 2014 was essentially flat at 2.27x, on a reported basis.

AB InBev’s cash, cash equivalents and short-term investments in debt securities less bank overdrafts as of 31 December 2014 amounted to 8 617 million USD. As of 31 December 2014, the company had total liquidity of 16 617 million USD, which consisted of 8 000 million USD available under committed long-term credit facilities and 8 617 million USD of cash, cash equivalents and short-term investments in debt securities less bank overdrafts.

Although AB InBev may borrow such amounts to meet its liquidity needs, the company principally relies on cash flows from operating activities to fund its continuing operations.

RECENT EVENTS

AB InBev Indian Operations

In February 2015, AB InBev announced the entry into an agreement with RJ Corp Limited under which AB InBev will exit the Indian joint venture with RJ Corp Limited and staff and operations of the joint venture will be moved to Crown Beers India Private Limited, a wholly-owned subsidiary of AB InBev. Later in February 2015, AB InBev exited the Indian joint venture. Following a transition period into mid-2015, AB InBev will operate independently in India via Crown Beers India Private Limited.

PRESS RELEASE Brussels, 26 February 2015 – 19 / 24

NOTES

AB InBev’s 4Q14 and 4Q13 and FY14 and FY13 reported numbers are based on audited consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million USD.

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. The results of OB are reported in the Asia Pacific zone, as a scope change, as from 1 April 2014.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geographic mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic growth per hectoliter figures on a constant geographic basis. When we make estimations on a constant geographic basis, we assume each country in which we operate accounts for the same percentage of our global volume as in the same period of the previous year.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Values in the figures and annexes may not add up, due to rounding.

Effective 1 April 2014, AB InBev discontinued the reporting of volumes sold to Constellation Brands under the temporary supply agreement (TSA), since these volumes do not form part of the underlying performance of our business. The 4Q13 reference base volumes related to the TSA have therefore been treated as a negative scope.

Given the transformational nature of the transaction with Grupo Modelo that closed on 4 June 2013, and to facilitate the understanding of AB InBev’s underlying performance, AB InBev has updated its 2013 segment reporting for purposes of result announcement and internal review by senior management. This presentation (referred to as the “2013 Reference Base”) includes, for comparative purposes, the results of the Grupo Modelo business as if the combination had taken place on 4 June 2012. Accordingly, the 2013 Reference base presented in this release includes 12 months of the Grupo Modelo combination. The 2013 Reference Base further reflects updates to the 2013 segment reporting for purposes of result announcement and internal review by senior management to reflect changes in the Zone presentation of AB InBev that were effective 1 January 2014. The changes, effective 1 January 2014 include the combination of AB InBev’s Western Europe and Central & Eastern Europe Zones into a single Europe Zone, the transfer of responsibility from Global Export and Holding Companies to the Europe Zone of the company’s Spanish operations and the export of Corona to a number of European countries.

4Q14 and FY14 Basic EPS is based upon a weighted average of 1 634 million shares compared to 1 617 million shares for 4Q13 and FY13.

Legal Disclaimer

This release contains certain forward-looking statements reflecting the current views of the management of Anheuser-Busch InBev with respect to, among other things, Anheuser-Busch InBev’s strategic objectives. These statements involve risks and uncertainties. The ability of Anheuser-Busch InBev to achieve these objectives is dependent on many factors some of which may be outside of management’s control. By their nature, forward-looking statements involve risk and uncertainty because they reflect Anheuser-Busch InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of Anheuser-Busch InBev’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 25 March 2014. Anheuser-Busch InBev cannot assure you that the future results, level of activity, performance or achievements of Anheuser-Busch InBev will meet the expectations reflected in the forward-looking statements. Anheuser-Busch InBev disclaims any obligation to update any of these statements after the date of this release.

The Fourth Quarter 2014 (4Q14) financial data set out in Figure 1 (except for the volume information), Figures 7 to 9, 11, 13 to 17 of this press release have been extracted from the group’s audited consolidated financial statements as of and for the twelve months ended 31 December 2014, which have been reviewed by our statutory auditors PricewaterhouseCoopers Bedrijfsrevisoren BCVBA in accordance with the standards of the Public Company Accounting Oversight Board (United States). The auditors concluded that, based on their review, nothing had come to their attention that caused them to believe that the financial statements were not presented fairly, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB and as adopted by the European Union. Financial data included in Figures 3 to 6, 10, 12 and 18 have been extracted from the underlying accounting records as of and for the twelve months ended 31 December 2014 (except for the volume information)

PRESS RELEASE Brussels, 26 February 2015 – 20 / 24

CONFERENCE CALL AND WEBCAST

Investor Conference call and Webcast on Thursday, 26 February 2015:

2.00pm Brussels / 1.00pm London / 8.00am New York

Registration details

Webcast (listen-only mode)

https://event.on24.com/eventRegistration/EventLobbyServlet?target=registration.jsp&eventid=933859&sessionid=1&key=6D48

A54D147080288F31F59ED4AF864D&sourcepage=register

Conference call (with interactive Q&A)

http://www.directeventreg.com/registration/event/77027694

ANHEUSER-BUSCH INBEV CONTACTS

Media	Investors
Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +1-212-573-9283 E-mail: karen.couck@ab-inbev.com Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com Heiko Vulsieck Tel: +32-16-27-68-88 E-mail: heiko.vulsieck@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe®, and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass®, and Jupiler®. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 155 000 employees based in 25 countries worldwide. In 2014, AB InBev realized 47.1 billion USD revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. Learn more at

ab-inbev.com, at facebook.com/ABInBev or on Twitter through @ABInBevNews.

PRESS RELEASE Brussels, 26 February 2015 – 21 / 24

Annex 1 AB InBev Worldwide	FY13 Reference Base	Scope	Currency translation	Organic growth	FY14	Organic growth
Total volumes (thousand hls)	445 786	10 522	—	2 494	458 801	0.6%
of which AB InBev own beer	397 024	9 120	—	1 851	407 995	0.5%
Revenue	45 483	1 223	-2 307	2 664	47 063	5.9%
Cost of sales	-18 555	-480	820	-541	-18 756	-2.9%
Gross profit	26 928	743	-1 487	2 123	28 307	7.9%
Distribution expenses	-4 286	-155	277	-394	-4 558	-9.1%
Sales and marketing expenses	-6 338	-285	285	-699	-7 036	-11.0%
Administrative expenses	-2 766	-74	108	-59	-2 791	-2.1%
Other operating income/(expenses)	1 262	177	-65	13	1 386	1.1%
Normalized EBIT	14 800	406	-882	984	15 308	6.7%
Normalized EBITDA	17 943	469	-1 039	1 169	18 542	6.6%
Normalized EBITDA margin	39.4%				39.4%	25	bp

North America	FY13 Reference Base	Scope	Currency translation	Organic growth	FY14	Organic growth
Total volumes (thousand hls)	122 116	642	—	-1 608	121 150	-1.3%
Revenue	16 023	159	-123	35	16 093	0.2%
Cost of sales	-6 519	-35	28	135	-6 391	2.1%
Gross profit	9 504	123	-95	170	9 702	1.8%
Distribution expenses	-1 235	-58	22	-53	-1 324	-4.1%
Sales and marketing expenses	-1 908	-27	16	-217	-2 136	-11.2%
Administrative expenses	-497	-9	4	28	-473	5.6%
Other operating income/(expenses)	67	212	-1	20	299	35.8%
Normalized EBIT	5 932	242	-53	-52	6 068	-0.9%
Normalized EBITDA	6 728	232	-57	-82	6 820	-1.2%
Normalized EBITDA margin	42.0%				42.4%	-60	bp

Mexico	FY13 Reference Base	Scope	Currency translation	Organic growth	FY14	Organic growth
Total volumes (thousand hls)	38 185	—	—	615	38 800	1.6%
Revenue	4 669	-166	-140	256	4 619	5.7%
Cost of sales	-1 570	95	42	59	-1 374	4.0%
Gross profit	3 099	-71	-98	315	3 245	10.4%
Distribution expenses	-443	15	14	-39	-453	-9.0%
Sales and marketing expenses	-844	16	24	-4	-808	-0.5%
Administrative expenses	-455	-7	13	18	-430	4.0%
Other operating income/(expenses)	200	-27	-7	72	237	41.6%
Normalized EBIT	1 557	-74	-54	362	1 791	24.4%
Normalized EBITDA	1 940	-82	-66	395	2 186	21.3%
Normalized EBITDA margin	41.5%				47.3%	608	bp

Latin America—North	FY13 Reference Base	Scope	Currency translation	Organic growth	FY14	Organic growth
Total volumes (thousand hls)	120 427	39	—	4 952	125 418	4.1%
Revenue	11 010	5	-948	1 201	11 269	10.9%
Cost of sales	-3 576	-2	306	-468	-3 741	-13.1%
Gross profit	7 434	3	-641	733	7 528	9.9%
Distribution expenses	-1 351	—	119	-172	-1 404	-12.7%
Sales and marketing expenses	-1 147	—	104	-209	-1 253	-18.2%
Administrative expenses	-591	—	49	-39	-581	-6.5%
Other operating income/(expenses)	807	—	-61	-57	689	-7.1%
Normalized EBIT	5 151	2	-431	256	4 979	5.0%
Normalized EBITDA	5 858	2	-494	376	5 742	6.4%
Normalized EBITDA margin	53.2%				51.0%	-216	bp

PRESS RELEASE Brussels, 26 February 2015 – 22 / 24

Annex 1 Latin America—South	FY13 Reference Base	Scope	Currency translation	Organic growth	FY14	Organic growth
Total volumes (thousand hls)	36 918	—	—	-91	36 826	-0.2%
Revenue	3 269	—	-893	586	2 961	17.9%
Cost of sales	-1 185	—	322	-218	-1 081	-18.4%
Gross profit	2 084	—	-571	368	1 881	17.6%
Distribution expenses	-309	—	104	-85	-290	-27.5%
Sales and marketing expenses	-346	—	92	-61	-315	-17.8%
Administrative expenses	-112	—	31	-24	-106	-21.6%
Other operating income/(expenses)	-5	—	-2	13	5	—
Normalized EBIT	1 311	—	-346	210	1 175	16.0%
Normalized EBITDA	1 491	—	-394	256	1 352	17.1%
Normalized EBITDA margin	45.6%				45.6%	-30	bp

Europe	FY13 Reference Base	Scope	Currency translation	Organic growth	FY14	Organic growth
Total volumes (thousand hls)	47 030	60	—	-2 812	44 278	-6.0%
of which AB InBev own beer	45 284	60	—	-2 769	42 575	-6.1%
Revenue	5 021	6	-166	3	4 865	0.1%
Cost of sales	-2 272	-5	98	99	-2 081	4.3%
Gross profit	2 749	1	-68	102	2 784	3.7%
Distribution expenses	-503	-1	16	10	-477	2.0%
Sales and marketing expenses	-1 066	-7	49	-43	-1 067	-4.0%
Administrative expenses	-364	5	13	-16	-362	-4.4%
Other operating income/(expenses)	32	—	—	-4	28	-12.7%
Normalized EBIT	849	-2	10	49	906	5.8%
Normalized EBITDA	1 341	-1	-18	21	1 343	1.5%
Normalized EBITDA margin	26.7%				27.6%	39	bp

Asia Pacific	FY13 Reference Base	Scope	Currency translation	Organic growth	FY14	Organic growth
Total volumes (thousand hls)	65 787	15 602	—	1 140	82 529	1.7%
Revenue	3 354	1 299	-8	396	5 040	11.8%
Cost of sales	-1 885	-568	5	-103	-2 552	-5.5%
Gross profit	1 469	730	-3	293	2 489	19.9%
Distribution expenses	-302	-111	1	-22	-434	-7.2%
Sales and marketing expenses	-833	-275	2	-121	-1 227	-14.5%
Administrative expenses	-317	-59	1	-25	-400	-7.9%
Other operating income/(expenses)	109	1	—	-20	90	-18.7%
Normalized EBIT	127	286	—	104	517	82.2%
Normalized EBITDA	546	366	-1	156	1 067	28.5%
Normalized EBITDA margin	16.3%				21.2%	244	bp

Global Export and Holding Companies	FY13 Reference Base	Scope	Currency translation	Organic growth	FY14	Organic growth
Total volumes (thousand hls)	15 323	-5 821	—	297	9 800	3.1%
Revenue	2 138	-79	-29	186	2 216	9.1%
Cost of sales	-1 549	36	19	-44	-1 538	-2.9%
Gross profit	589	-43	-10	142	678	26.0%
Distribution expenses	-143	1	—	-34	-175	-23.7%
Sales and marketing expenses	-194	9	-2	-43	-230	-23.1%
Administrative expenses	-430	-5	-3	-2	-440	-0.4%
Other operating income/(expenses)	52	-9	6	-10	39	-20.1%
Normalized EBIT	-126	-48	-9	54	-128	32.9%
Normalized EBITDA	40	-48	-8	48	33	—

PRESS RELEASE Brussels, 26 February 2015 – 23 / 24

Annex 2 AB InBev Worldwide	4Q13 Reference Base	Scope	Currency translation	Organic growth	4Q14	Organic growth
Total volumes (thousand hls)	110 442	2 758	—	-45	113 155	—
of which AB InBev own beer	96 140	2 317	—	179	98 636	0.2%
Revenue	11 696	286	-848	883	12 018	7.6%
Cost of sales	-4 475	-132	265	-293	-4 636	-6.6%
Gross profit	7 221	154	-583	589	7 382	8.2%
Distribution expenses	-1 045	-48	93	-134	-1 134	-12.7%
Sales and marketing expenses	-1 476	-85	100	-160	-1 621	-10.8%
Administrative expenses	-800	-33	58	-6	-781	-0.8%
Other operating income/(expenses)	462	-7	-31	-36	386	-7.9%
Normalized EBIT	4 361	-18	-364	253	4 232	5.9%
Normalized EBITDA	5 194	4	-422	290	5 066	5.6%
Normalized EBITDA margin	44.4%				42.2%	-81	bp

North America	4Q13 Reference Base	Scope	Currency translation	Organic growth	4Q14	Organic growth
Total volumes (thousand hls)	28 148	146	—	52	28 345	0.2%
Revenue	3 717	36	-35	78	3 796	2.1%
Cost of sales	-1 510	-9	8	-11	-1 524	-0.8%
Gross profit	2 207	26	-27	67	2 272	3.0%
Distribution expenses	-276	-16	6	-34	-321	-11.8%
Sales and marketing expenses	-470	-9	4	-26	-501	-5.6%
Administrative expenses	-144	2	1	24	-117	16.9%
Other operating income/(expenses)	16	-3	—	10	23	71.8%
Normalized EBIT	1 332	2	-16	39	1 357	2.9%
Normalized EBITDA	1 549	—	-17	21	1 553	1.4%
Normalized EBITDA margin	41.7%				40.9%	-29	bp

Mexico	4Q13 Reference Base	Scope	Currency translation	Organic growth	4Q14	Organic growth
Total volumes (thousand hls)	9 733	—	—	112	9 846	1.2%
Revenue	1 183	-73	-47	85	1 148	7.6%
Cost of sales	-362	39	14	-6	-316	-1.6%
Gross profit	821	-34	-33	79	833	10.1%
Distribution expenses	-90	2	5	-26	-109	-29.7%
Sales and marketing expenses	-220	1	8	-3	-213	-1.3%
Administrative expenses	-84	-12	4	1	-91	1.0%
Other operating income/(expenses)	43	3	-2	15	58	32.2%
Normalized EBIT	470	-40	-19	66	477	15.4%
Normalized EBITDA	571	-43	-22	52	556	9.7%
Normalized EBITDA margin	48.2%				48.4%	94	bp

Latin America—North	4Q13 Reference Base	Scope	Currency translation	Organic growth	4Q14	Organic growth
Total volumes (thousand hls)	35 773	17	—	454	36 245	1.3%
Revenue	3 428	2	-349	374	3 455	10.9%
Cost of sales	-1 005	-1	103	-129	-1 033	-12.9%
Gross profit	2 423	1	-246	244	2 423	10.1%
Distribution expenses	-365	—	39	-44	-369	-11.9%
Sales and marketing expenses	-194	—	28	-76	-242	-39.3%
Administrative expenses	-212	—	19	-4	-196	-1.5%
Other operating income/(expenses)	331	—	-26	-51	254	-15.5%
Normalized EBIT	1 984	1	-187	70	1 869	3.5%
Normalized EBITDA	2 150	1	-207	127	2 071	5.9%
Normalized EBITDA margin	62.7%				59.9%	-284	bp

PRESS RELEASE Brussels, 26 February 2015 – 24 / 24

Annex 2 Latin America—South	4Q13 Reference Base	Scope	Currency translation	Organic growth	4Q14	Organic growth
Total volumes (thousand hls)	11 378	—	—	-331	11 047	-2.9%
Revenue	1 042	—	-257	197	982	18.8%
Cost of sales	-312	—	71	-98	-340	-31.4%
Gross profit	730	—	-186	99	643	13.5%
Distribution expenses	-85	—	26	-29	-88	-34.8%
Sales and marketing expenses	-91	—	20	-4	-75	-5.2%
Administrative expenses	-33	—	16	-17	-34	-52.4%
Other operating income/(expenses)	4	—	-7	20	17	—
Normalized EBIT	525	—	-130	67	463	12.7%
Normalized EBITDA	562	—	-141	93	513	16.5%
Normalized EBITDA margin	53.9%				52.2%	-108	bp

Europe	4Q13 Reference Base	Scope	Currency translation	Organic growth	4Q14	Organic growth
Total volumes (thousand hls)	10 551	19	—	-438	10 131	-4.2%
of which AB InBev own beer	10 139	19	—	-428	9 730	-4.2%
Revenue	1 215	2	-142	-6	1 069	-0.5%
Cost of sales	-552	-2	62	26	-466	4.6%
Gross profit	663	—	-80	19	603	2.9%
Distribution expenses	-118	-1	13	2	-102	2.2%
Sales and marketing expenses	-252	-2	36	17	-202	6.6%
Administrative expenses	-116	1	11	-3	-108	-2.4%
Other operating income/(expenses)	12	—	—	1	13	8.0%
Normalized EBIT	189	-2	-20	37	204	19.7%
Normalized EBITDA	320	-2	-38	31	311	9.4%
Normalized EBITDA margin	26.3%				29.1%	262	bp

Asia Pacific	4Q13 Reference Base	Scope	Currency translation	Organic growth	4Q14	Organic growth
Total volumes (thousand hls)	11 244	4 075	—	148	15 468	1.3%
Revenue	635	343	-3	89	1 064	14.1%
Cost of sales	-403	-168	2	-25	-596	-6.3%
Gross profit	232	174	-1	64	469	27.6%
Distribution expenses	-73	-33	1	—	-105	0.4%
Sales and marketing expenses	-199	-82	1	-54	-335	-27.3%
Administrative expenses	-82	-25	1	-19	-125	-23.0%
Other operating income/(expenses)	41	2	—	-36	6	-90.1%
Normalized EBIT	-81	36	1	-46	-90	-56.3%
Normalized EBITDA	50	63	—	-45	68	-90.1%
Normalized EBITDA margin	7.8%				6.4%	-715	bp

Global Export and Holding Companies	4Q13 Reference Base	Scope	Currency translation	Organic growth	4Q14	Organic growth
Total volumes (thousand hls)	3 615	-1 499	—	-43	2 073	-2.0%
Revenue	475	-23	-14	65	504	14.6%
Cost of sales	-331	10	6	-49	-364	-15.3%
Gross profit	144	-13	-9	17	140	12.9%
Distribution expenses	-38	1	2	-4	-39	-9.8%
Sales and marketing expenses	-50	7	3	-12	-52	-28.1%
Administrative expenses	-129	—	6	11	-112	8.7%
Other operating income/(expenses)	14	-9	4	6	16	78.0%
Normalized EBIT	-58	-15	6	19	-48	28.1%
Normalized EBITDA	-7	-15	4	13	-5	69.1%